EXHIBIT 17.1

April 8, 2010

To:  The Board of Directors of Las Vegas Gaming

RE:  Resignation

Due to person reasons, I have elected to resign as a member of the Board of Directors of Las Vegas Gaming, Inc.  Please accept this as my resignation with immediate effect.

Sincerely,

/s/  Kyleen E. Cane
Kyleen E. Cane